[redacted]

11019653

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C.
211 SECTION

b02 3/14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49828 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Futures Investment Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5914 N. 300 West PO Box 760
(No. and Street)

| Fremont | Indiana | 46737 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel M. Friedman (312) 606-3209
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

| 300 Village Green Drive, Suite 210 | Lincolnshire | Illinois | 60069 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

mm

## OATH OR AFFIRMATION

I, Michael Pacult, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Futures Investment Company, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHELLE L. LANGFORD
Notary Public, State of Indiana
Steuben County
Commission # 600217
My Commission Expires
January 19, 2017

Michael Pacult
Signature

President
Title

Michelle L Langford
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FUTURES INVESTMENT COMPANY

*(An Illinois Corporation)*

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2010**

***(Filed Pursuant to Regulation § 1.10 of the Commodity Exchange Act)***

## CONTENTS

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors of
Futures Investment Company
Fremont, Indiana

We have audited the accompanying statement of financial condition of Futures Investment Company (an Illinois corporation) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Futures Investment Company at December 31, 2010 and the results of its operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 14 through 19, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, Regulation § 1.10 of the Commodity Exchange Act of 1934 and the Rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Patke & Associates, Ltd.

February 26, 2011
Lincolnshire, Illinois

# FUTURES INVESTMENT COMPANY

*(An Illinois Corporation)*

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2010

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 6,766 |
| Marketable securities | | 107,568 |
| Accounts receivable | | 45,946 |
| Loan receivable | | 50,550 |
| Due from related parties | | 310,192 |
| Property and equipment, net of accumulated depreciation | | 164,113 |
| Other assets | | 16,300 |
| Total assets | $ | 701,435 |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 17,736 |
| Due to related party | | 11,896 |
| Liabilities to stockholders subordinated to claims of general creditors | | 50,000 |
| Total liabilities | | 79,632 |
| **Stockholders' Equity** | | |
| Common stock, at stated value, (1,000 shares authorized, 500 shares issued and outstanding) | | 1,000 |
| Retained earnings | | 592,479 |
| Accumulated other comprehensive income | | 28,324 |
| Total stockholders' equity | | 621,803 |
| Total liabilities and stockholders' equity | $ | 701,435 |

The accompanying notes are an integral part of these financial statements.

# FUTURES INVESTMENT COMPANY

*(An Illinois Corporation)*

**STATEMENT OF INCOME**
**YEAR ENDED DECEMBER 31, 2010**

| | | |
|---|---|---|
| Revenue | | |
| Commissions and fees | $ | 971,446 |
| Interest and dividends on marketable securities | | 12,186 |
| Other income | | 1,786 |
| Total revenue | | 985,418 |
| Expenses | | |
| Employee compensation and related benefits | | 372,031 |
| Professional fees | | 126,876 |
| Occupancy | | 219,806 |
| Promotional costs | | 34,496 |
| Communications | | 18,329 |
| Regulatory fees and expenses | | 22,775 |
| Other expenses | | 153,626 |
| Total expenses | | 947,939 |
| Net income | $ | 37,479 |

The accompanying notes are an integral part of these financial statements.

# FUTURES INVESTMENT COMPANY

*(An Illinois Corporation)*

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## AND
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## YEAR ENDED DECEMBER 31, 2010

| | Common Stock | Retained Earnings | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|
| **Balance beginning of year** | $ 1,000 | $ 555,000 | $ 8,706 | $ 564,706 |
| Comprehensive Income | | | | |
| Net income | | 37,479 | | 37,479 |
| Net unrealized gain from marketable securities | | | 19,618 | 19,618 |
| **Balance end of year** | $ 1,000 | $ 592,479 | $ 28,324 | $ 621,803 |

**Statement of Changes in Liabilities Subordinated to Claims of General Creditors**

| | **Subordinated Liabilities** |
|---|---|
| **Balance beginning of year** | $ 50,000 |
| **Balance end of year** | $ 50,000 |

The accompanying notes are an integral part of these financial statements.

# FUTURES INVESTMENT COMPANY

*(An Illinois Corporation)*

**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---|
| Operating Activities | |
| Net income | $ 37,479 |
| Adjustments to reconcile income to net cash provided by (used in) operating activities: | |
| Depreciation expense | 33,760 |
| Write-off of related party balance | 20,000 |
| Changes in operating assets and liabilities: | |
| (Increase) in accounts receivable | (5,629) |
| Decrease in other assets | 3,715 |
| (Decrease) in accounts payable and accrued expenses | (8,111) |
| Increase in due to related party | 11,896 |
| Net cash provided by operating activities | 93,110 |
| Investing Activities | |
| Purchase of property and equipment | (6,772) |
| Proceeds from sale of property and equipment | 4,161 |
| Purchase of marketable securities | (29,705) |
| (Increase) in loan receivable | (20,500) |
| (Increase) in due from related parties | (109,700) |
| Net cash (used in) investing activities | (162,516) |
| Net (decrease) in cash and cash equivalents | (69,406) |
| Cash and cash equivalents at the beginning of the year | 76,172 |
| Cash and cash equivalents at the end of the year | $ 6,766 |

The accompanying notes are an integral part of these financial statements.

## ORGANIZATION OF CORPORATION

Futures Investment Company (the "Company") was incorporated in the state of Illinois on December 6, 1983. The Company is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA").

## SIGNIFICANT ACCOUNTING POLICIES

### CASH EQUIVALENTS

Cash includes money market mutual funds.

### COMMISSIONS AND FEES RECEIVABLE

Commissions and fees receivable are stated at their estimated realizable value. The Company accounts for bad debts using the allowance method. Accounts are evaluated after they have aged past 120 days and an allowance is recorded if necessary. In the opinion of management, all receivables are collectible in full; therefore no allowance for doubtful accounts is provided at December 31, 2010.

### MARKETABLE SECURITIES

The Company classifies its investments in marketable securities as available-for-sale. As of December 31, 2010, the Company held $107,568 in mutual funds that are classified as marketable securities within the Statement of Financial Condition. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized holding gains and losses are reported on the Statement of Changes in Member's Equity as a component of Accumulated Other Comprehensive Income (Loss).

### PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful life.

### REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interest in private investment funds. The Company records interest income in the period it is earned. Dividend income is recorded on the ex-dividend date.

## SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected S corporation status. No provision for regular income taxes has been made in these financial statements because each stockholder is individually responsible for reporting income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the stockholders their pro-rata allocable shares of the Company's income and expense items.

Management has continued to evaluate the application of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2007 through 2010 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## FAIR VALUE MEASUREMENTS AND DISCLOSURES

ASC 820, "Fair Value Measurements and Disclosures", provides guidance for determining fair value and requires increased disclosure regarding the inputs to valuation techniques used to measure fair value. ASC 820 clarifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

## FAIR VALUE MEASUREMENTS AND DISCLOSURES (continued)

Level 3 inputs are unobservable inputs for an asset or liability, including the Company's own assumptions used in determining the fair value of investments. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. As of, and for the year ended December 31, 2010, the Company did not have any Level 3 assets.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06") for improving disclosure about fair value measurements. ASU 2010-06 adds new disclosure requirements about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). It also clarifies existing disclosure requirements relating to the levels of disaggregation for fair value measurement and inputs and valuation techniques used to measure fair value. As of January 1, 2010, the Company adopted the provisions of ASU 2010-06 except for disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company's financial statements.

The following table sets forth by level within the fair value hierarchy the Company's investments accounted for at fair value on a recurring basis of December 31, 2010.

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Marketable securities | $ 107,568 | $ - | $ - | $ 107,568 |
| Total | $ 107,568 | $ - | $ - | $ 107,568 |

## OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions are processed by futures commission merchants, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the futures commission merchant to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2010.

## PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided using the straight-line methods over the estimated useful lives of the related asset. Useful lives of the fixed assets are as follows:

| | |
|---|---|
| Leasehold improvements | 39 years |
| Office furniture and fixtures | 5-15 years |
| Other equipment | 5-7 years |

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The details of the cost of fixed assets and accumulated depreciation are as follows:

| | |
|---|---|
| Land | $ 2,000 |
| Artwork | 15,465 |
| Leasehold improvements | 286,012 |
| Office furniture and fixtures | 348,951 |
| Other equipment | 117,132 |
| Total property and equipment | 769,560 |
| Accumulated depreciation | (605,447) |
| Net property and equipment | $ 164,113 |

Depreciation expense was $33,760 for the year ended December 31, 2010.

## NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation § 1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2010, the Company had a net capital requirement of $45,000 and a net capital of $113,518 or $68,518 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash dividends, the repayment of subordinated loan, the making of unsecured loans to stockholders and the purchase by the Company of its own stock.

## LIABILITIES TO STOCKHOLDERS SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities to stockholders subordinated to claims of general creditors represents an amount received from the stockholders under a subordinated loan agreement. The loan bears interest at the rate of 5% per annum and is scheduled to mature on July 31, 2012. Interest expense for the year payable to the stockholders pursuant to the subordinated loan agreement was approximately $2,500. The interest expense was waived by the stockholders for 2010.

## COMMITMENTS

The Company has a non-cancelable operating lease agreement with the stockholders of the Company for office space, which expires December 31, 2011. The stockholders waived two months of rent during the year. Rental expense for 2010 was $95,000. Future minimum lease payments required under the lease are $114,000 for January through December 2011.

The Company has another lease agreement for office space which expires on August 31, 2011. Rental expense for the year was $9,200. Future minimum lease payments required under the lease are $6,600 for 2011.

## PROFIT SHARING

The Company had a qualified defined contribution profit sharing plan, which covered substantially all full-time employees meeting certain eligibility requirements. The annual contribution to the plan was determined by the Company's Board of Directors and was allocated to participants based on eligible compensation. The plan was terminated on September 30, 2010. There was no contribution to the plan for the year ended December 31, 2010.

## RELATED PARTY TRANSACTIONS

The following is a list of related party companies and their associated investment funds. These companies act as the general partner or managing member for their investment funds. The related party companies are 100% owned by one of the Company's stockholders.

| Related Party Company | Investment Fund |
|---|---|
| Ashley Capital Management, Inc. | Atlas Futures Fund, LP |
| Belmont Capital Management, Inc. | Bromwell Financial Fund, LP |
| Triview Capital Management, Inc. | TriView Global Fund, LLC |
| Evergreen Capital Management, Inc. | Strategic Opportunities Fund, LLC |
| Pacult Asset Management, Inc. | Auburn Fund, LP |

DUE FROM RELATED PARTIES

The Company advances cash to investment funds to help pay for various costs, including operating and start-up costs. These advances are recorded as due from related party. The balance is usually paid back within a year or when the related fund is financially capable of repaying the advance. These amounts bear no interest or due dates and are unsecured. In 2010 management decided the Company would not be repaid $20,000 in cash advances it had provided to TriView Global Fund, LLC. The expense has been included in other expenses on the Statement of Income.

**RELATED PARTY TRANSACTIONS (continued)**

The following companies had advances due to the Company at December 31, 2010:

| | |
|---|---|
| Auburn Fund, LP | $ 284 |
| TriView Global Fund, LLC | 194,108 |
| Belmont Capital Management, Inc. | 1,000 |
| Bromwell Financial Fund, LP | 114,800 |
| Total | $ 310,192 |

REVENUE

The Company receives commissions and fees from the investment funds. Commissions and fees included in revenue for the year ended December 31, 2010:

| | |
|---|---|
| Strategic Opportunities Fund, LLC | $ 28,269 |
| Evergreen Capital Management, Inc. | 128,677 |
| Providence Select Fund, LP | 744 |
| Atlas Futures Fund, LP | 790,776 |
| Total | $ 948,466 |

Balances recorded and disclosed by related parties may be immaterially different due to timing differences.

Related party revenue for the year ended December 31, 2010 accounted for approximately 98% of commissions and fees on the Statement of Income.

Commissions and fees included in accounts receivable at December 31, 2010:

| | |
|---|---|
| Evergreen Capital Management, Inc. | $ 12,600 |
| Atlas Futures Fund, LP | 30,118 |
| Total | $ 42,718 |

Atlas Futures Fund, LP's and Evergreen Capital Management, Inc. account receivable balances at December 31, 2010 accounted for approximately 66% and 27%, respectively, of the Company's total accounts receivable balance on the Statement of Financial Condition.

COMPENSATION AND RELATED BENEFITS

The Company paid one of the Company's stockholders approximately $95,960 for certain clerical and administrative services reimbursement. There was a balance payable of $11,895 at year end related to this reimbursement, which has been included as due to related party on the Statement of Financial Condition. The Company also paid a salary of $56,683 to one of the stockholders. Both of the expenses for the year ending December 31, 2010 are included in employee compensation and benefits on the Statement of Income.

**RELATED PARTY TRANSACTIONS (continued)**

LOAN RECEIVABLE

The Company loaned funds to an entity owned by a family member. The unsecured loan has a zero percent interest rate and is payable on demand.

FACILITY EXPENSES REIMBURSEMENT

The Company received reimbursement from Ashley Capital Management, Inc. for common facility expenses. For the year ended December 31, 2010, the Company was reimbursed $98,981 for rent, clerical services, and landscape maintenance. There were no amounts due from Ashley Capital Management, Inc. at December 31, 2010.

**SUBSEQUENT EVENTS**

Management evaluated subsequent events through February 26, 2011, the date the financial statements were available to be issued. There were no subsequent events to disclose.

# SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
FUTURES INVESTMENT COMPANY as of 12/31/10

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ | 481,250 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 481,250 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 50,000 | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ | 531,250 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 401,547 | 3540 | | | |
| B. Secured demand note deficiency | | 3590 | | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | | |
| D. Other deductions and/or charges | | 3610 | ( | 401,547) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net Capital before haircuts on securities positions | | | $ | 129,703 | 3640 |
| 9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) : | | | | | |
| A. Contractual securities commitments | $ | 3660 | | | |
| B. Subordinated securities borrowings | | 3670 | | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | | 3735 | | | |
| 2. Debt securities | | 3733 | | | |
| 3. Options | | 3730 | | | |
| 4. Other securities | 16,185 | 3734 | | | |
| D. Undue concentration | | 3650 | | | |
| E. Other (List) | | 3736 | ( | 16,185 ) | 3740 |
| 10. Net Capital | | | $ | 113,518 | 3750 |

OMIT PENNIES

See net capital reconciliation on page 17 for difference between calculation above and calculation which includes the independent auditor's adjustments. Non allowable detail has been included with the net capital reconciliation.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

FUTURES INVESTMENT COMPANY as of 12/31/10

Part A

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 1,976 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 45,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 45,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 68,518 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ | 59,518 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 29,633 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | | $ | 29,633 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | | % | 26.10 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) | | | | % | 9.41 | 3860 |

Part B

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | $ | | 3920 |

# FUTURES INVESTMENT COMPANY

*(An Illinois Corporation)*

**NFA SUPPLEMENTAL SCHEDULE-IB**
**YEAR ENDED DECEMBER 31, 2010**

## National Futures Association Supplemental Schedule IB

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C-F need only be completed if they apply.

### A) Capital requirements and restrictions

| | | 1<br>Minimum Capital Requirement | 2<br>Equity Withdrawal Restriction | 3<br>Suspended Repayment Restriction |
|---|---|---|---|---|
| A Minimum dollar amount | | 45,000 | 54,000 | 54,000 |
| B Calculation based on branch offices | | | | |
| Number of branch offices = | 2 | 12,000 | 14,400 | 14,400 |
| C Calculation based on APs = | 0 | 0 | 0 | 0 |
| D Securities brokers/dealers per SEC 15c3-1 | | | | |
| Greatest of A - D | | 45,000 | 54,000 | 54,000 |
| + Subordinated debt maturing in next 6 mos. | | | | |
| + Expected capital withdrawals in next 6 mos. | | | | |
| | | | 54,000 | 54,000 |

1 This is the minimum capital requirement. It should be entered on Line 15 of the Net Capital Computation of the 1-FR or the appropriate line of the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

### B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

| | |
|---|---|
| Ownership Equity | - |
| + Qualifying subordinated debt | 50,000 |
| = Equity Capital | 50,000 |

| | |
|---|---|
| Ownership Equity | - |
| + Total subordinated debt | 50,000 |
| | |
| = Required Total | 50,000 |

| | |
|---|---|
| Equity Capital/Required Total | 100.00% |

# FUTURES INVESTMENT COMPANY

*(An Illinois Corporation)*

**NET CAPITAL RECONCILIATION**
**YEAR ENDED DECEMBER 31, 2010**

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report. Although the audit adjustments did not impact net capital, there were material adjustments to the computation. The following reconciliation is presented:

| | Preliminary Net Capital | Audit Adjustments | Final Net Capital |
|---|---|---|---|
| **Computation of Net Capital** | | | |
| Total ownership equity qualified or net capital | $ 481,250 | $ 140,552 | $ 621,802 |
| Liabilities subordinated to claims of general creditors allowable in computation in net capital | 50,000 | - | 50,000 |
| Less: Total non-allowable assets from Statement of Financial Condition | (401,547) | (140,552) | (542,099) |
| Net capital before haircuts on securities positions | 129,703 | - | 129,703 |
| Less: Haircut on other securities | (16,185) | - | (16,185) |
| Net capital | $ 113,518 | $ - | $ 113,518 |
| **Non-allowable asset detail:** | | | |
| Commissions and fees receivable | $ 935 | $ - | $ 935 |
| Land and property and equipment (net of accumulated depreciation) | 23,561 | 140,552 | 164,113 |
| Other assets | 377,051 | - | 377,051 |
| Total non-allowable assets from Statement of Financial Condition | $ 401,547 | $ 140,552 | $ 542,099 |
| **Computation of Basic Net Capital Requirement** | | | |
| Minimum net capital required (6 2/3% of A.I.) | $ 1,976 | $ - | $ 1,976 |
| Minimum dollar net capital requirement of reporting broker or dealer | 45,000 | - | 45,000 |
| Net capital requirement | 45,000 | - | 45,000 |
| Excess net capital | 68,518 | - | 68,518 |
| Net capital less greater of 10% of A.I. or 120% of minimum net capital | 59,518 | - | 59,518 |
| **Computation of Aggregate Indebtedness (A.I.)** | | | |
| Total A.I. liabilities from the Statement of Financial Condition | $ 29,633 | $ - | $ 29,633 |
| Total aggregate indebtedness | 29,633 | - | 29,633 |
| Percentage of aggregate indebtedness to net capital | 26.10% | - | 26.10% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) | 9.41% | (1.97)% | 7.44% |

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Board of Directors of
Futures Investment Company

In planning and performing our audit of the financial statements of Futures Investment Company (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by the Board of Directors.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC, CFTC, and NFA to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's, CFTC's, and NFA's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

*Pathe & Associates, Ltd.*

February 26, 2011

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Board of Directors of
Futures Investment Company
P.O. Box 760
Fremont, Indiana 46737

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliations (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Futures Investment Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Futures Investment Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Futures Investment Company's management is responsible for Futures Investment Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement recorded entry in the general ledger of the company, copy of cancelled check received from management, and clearance of check to applicable bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for year ended December 31, 2010.

   The deduction for revenues from commodity transactions reported on the audited Form X-17A-5 for the year ended December 31, 2010 was $13,986 less than the amount reported in Form SIPC-7 for the year ended December 31, 2010.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

   The assessment that was originally computed was based on the original deduction for revenues from commodity transactions (see number 2 above). The original overpayment was calculated as $97 while the adjusted overpayment was determined to be $62.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pathke & Associates, Ltd.

February 26, 2011
Lincolnshire, Illinois